September 5, 2024

Ahmar Shaikh
Chief Executive Officer of Wahed Financial LLC
Wahed Real Estate Series 1 LLC
12 East 49th Street, 11th Floor
New York, NY 10017

> **Re: Wahed Real Estate Series 1 LLC**
> **Offering Statement on Form 1-A**
> **Filed August 29, 2024**
> **File No. 024-12496**

Dear Ahmar Shaikh:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heidi Mortensen